                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 2)*

                                   Livent Inc.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   537902108
                                 (CUSIP Number)

                               Robert Adler, Esq.
                           Munger, Tolles & Olson LLP
                              355 So. Grand Avenue
                              Los Angeles, CA 90071
                                 (213) 683-9100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 18, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               Page 1 of ___ Pages


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CUSIP No. 537902108                   13D                  Page __ of __ Pages

1               Name of Reporting Person:  Lynx Ventures L.P.

                S.S. or I.R.S. Identification No. of above person:

2               Check the appropriate box if a member of a Group*:

                                                                     (a)  [ ]
                                                                     (b)  [x]

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3               SEC USE ONLY

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4               Source of Funds: WC

5               Check box if disclosure of legal proceedings
                is required pursuant to items 2(d) or (e)                 [ ]

6               Citizen or place of organization: Delaware

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power: 0

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power: 5,970,000 (see Item 5)

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power: 0

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power: 5,970,000 (see Item 5)

11              Aggregate amount beneficially owned by each Reporting Person:
                5,970,000 (see Item 5)

12              Check Box if the aggregate amount in row (11) excludes
                certain shares                                             [ ]

13              Percent of class represented by amount in row (11):26.8%

14              Type of Reporting Person*: PN

                                  SCHEDULE 13D

CUSIP No. 537902108                  13D                   Page __ of __ Pages



1               Name of Reporting Person:  Lynx Ventures L.L.C.

                S.S. or I.R.S. Identification No. of above person:

2               Check the appropriate box if a member of a Group*:

                                                                      (a)  [ ]
                                                                      (b)  [x]

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3               SEC USE ONLY

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4               Source of Funds: WC


5               Check box if disclosure of legal proceedings
                is required pursuant to items 2(d) or (e)                  [ ]

6               Citizen or place of organization: Delaware

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power: 0

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power: 5,970,000 (see Item 5)

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power: 0

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power: 5,970,000 (see Item 5)

11              Aggregate amount beneficially owned by each Reporting Person:
                5,970,000 (see Item 5)

12              Check Box if the aggregate amount in row (11) excludes
                certain shares                                             [ ]

13              Percent of class represented by amount in row (11):26.8%

14              Type of Reporting Person*: 00

                                  SCHEDULE 13D

CUSIP No. 537902108                  13D                    Page __ of __ Pages



1               Name of Reporting Person:  The Ovitz Family Limited Partnership

                S.S. or I.R.S. Identification No. of above person: 95-4547742

2               Check the appropriate box if a member of a Group*:

                                                                      (a)  [ ]
                                                                      (b)  [x]

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3               SEC USE ONLY

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4               Source of Funds: N/A


5               Check box if disclosure of legal proceedings is required
                pursuant to items 2(d) or (e)                              [ ]

6               Citizen or place of organization: Delaware

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power: 990,000 (see Item 5)

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power: 0

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power: 990,000 (see Item 5)

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power: 0

11              Aggregate amount beneficially owned by each Reporting Person:
                990,000 (see Item 5)

12              Check Box if the aggregate amount in row (11) excludes certain
                shares                                                      [ ]

13              Percent of class represented by amount in row (11):4.5%

14              Type of Reporting Person*: PN

                                  SCHEDULE 13D


CUSIP No. 537902108                   13D                   Page __ of __ Pages

1               Name of Reporting Person:  The Michael and Judy Ovitz Revocable
                Trust

                S.S. or I.R.S. Identification No. of above person: 04-3159375

2               Check the appropriate box if a member of a Group*:

                                                                       (a)  [ ]
                                                                       (b)  [x]

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3               SEC USE ONLY

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4               Source of Funds: BK

5               Check box if disclosure of legal proceedings is required
                pursuant to items 2(d) or (e)                               [ ]

6               Citizen or place of organization:

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power: 0

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power: 990,000 (see Item 5)

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power: 0

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power: 990,000 (see Item 5)

11              Aggregate amount beneficially owned by each Reporting Person:
                990,000 (see Item 5)

12              Check Box if the aggregate amount in row (11) excludes
                certain shares                                             [ ]

13              Percent of class represented by amount in row (11):4.5%

14              Type of Reporting Person*: 00

                                  SCHEDULE 13D

CUSIP No. 537902108                  13D                   Page __ of __ Pages

1               Name of Reporting Person:  Michael S. Ovitz

                S.S. or I.R.S. Identification No. of above person:

2               Check the appropriate box if a member of a Group*:

                                                                      (a)  [ ]
                                                                      (b)  [x]

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3               SEC USE ONLY

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4               Source of Funds: N/A

5               Check box if disclosure of legal proceedings is required
                pursuant to items 2(d) or (e)                              [ ]

6               Citizen or place of organization: United States

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power: 0

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power: 6,960,000 (see Item 5)

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power: 0

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power: 6,960,000 (see Item 5)

11              Aggregate amount beneficially owned by each Reporting Person:
                6,960,000 (see Item 5)

12              Check Box if the aggregate amount in row (11) excludes
                certain shares                                             [ ]

13              Percent of class represented by amount in row (11):29.9%

14              Type of Reporting Person*: IN

                                  SCHEDULE 13D

CUSIP No. 537902108                  13D                   Page __ of __ Pages



1               Name of Reporting Person:  Roy L. Furman

                S.S. or I.R.S. Identification No. of above person:

2               Check the appropriate box if a member of a Group*:

                                                                      (a)  [ ]
                                                                      (b)  [x]

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3               SEC USE ONLY

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4               Source of Funds: PF, 00


5               Check box if disclosure of legal proceedings
                is required pursuant to items 2(d) or (e)                 [ ]

6               Citizen or place of organization: United States

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power: 0

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power: 1,535,000 (see Item 5)

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power: 0

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power: 1,535,000 (see Item 5)

11              Aggregate amount beneficially owned by each Reporting Person:
                1,535,000 (see Item 5)

12              Check Box if the aggregate amount in row (11) excludes
                certain shares                                            [ ]

13              Percent of class represented by amount in row (11):7.0%

14              Type of Reporting Person*: IN

                                  SCHEDULE 13D

CUSIP No. 537902108                  13D                   Page __ of __ Pages


1               Name of Reporting Person:  David R. Maisel

                S.S. or I.R.S. Identification No. of above person:

2               Check the appropriate box if a member of a Group*:

                                                                      (a)  [ ]
                                                                      (b)  [x]

------------------------------------------------------------------------------

3               SEC USE ONLY

------------------------------------------------------------------------------

4               Source of Funds: NA


5               Check box if disclosure of legal proceedings is required
                pursuant to items 2(d) or (e)                              [ ]

6               Citizen or place of organization: United States

7 Number of shares beneficially owned by each Reporting Person with Sole Voting Power: 0

8 Number of shares beneficially owned by each Reporting Person with Shared Voting Power: 400,000 (see Item 5)

9 Number of shares beneficially owned by each Reporting Person with Sole Dispositive Power: 0

10 Number of shares beneficially owned by each Reporting Person with Shared Dispositive Power: 400,000 (see Item 5)

11              Aggregate amount beneficially owned by each Reporting Person:
                400,000 (see Item 5)

12              Check Box if the aggregate amount in row (11) excludes
                certain shares                                             [ ]

13              Percent of class represented by amount in row (11):1.9%

14              Type of Reporting Person*: IN

                                                                   SCHEDULE 13D

Amendment No. 2 to Schedule 13D

      This Amendment No. 2 hereby amends and supplements the Statement on
Schedule 13D, as amended by Amendment No. 1, relating to the common shares, without par value (the "Shares") of Livent Inc., an Ontario corporation (the "Company"), as previously filed by the Reporting Persons, consisting of Lynx Ventures L.P., Lynx Ventures L.L.C., The Ovitz Family Limited Partnership, the Michael and Judy Ovitz Revocable Trust, Michael S. Ovitz, Roy L. Furman and David R. Maisel. Capitalized terms used herein without definition have the meaning ascribed to such terms in the Schedule 13D.

Item. 3. Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended as follows:

      Paragraph three of Item 3 is deleted and replaced with the following:

      Lynx Ventures L.P. acquired the funds to make the purchases described herein through a capital contribution of its general partner, Lynx Ventures L.L.C., of which Mr. Ovitz is the Managing Member. Mr. Ovitz, in his capacity as trustee of the Michael Ovitz and Judy Ovitz Revocable Trust, obtained the funds from a personal line of credit which is attached as Exhibit 18. Furman obtained funds from his personal accounts to make the purchases described herein, a portion of which was drawn from a margin account maintained in the ordinary course with a brokerage firm.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Item 6 is hereby amended to include the following:

      On November 18, 1998, certain directors of Livent, Inc. (the "Parent") entered into secured loan agreements (the "DIP Loans") with Livent Realty (New York) Inc. ("Livent NY") and Livent Realty (Chicago) Inc. ("Livent Chicago" and, together with Livent NY, the "Borrowers") and the Parent and Livent (U.S.) Inc. ("Livent US" and, together with the Parent, the "Guarantors") in order to finance the working capital and general corporate requirements of the Borrowers and Guarantors during the initial period following the Borrowers' and Guarantors' filings under Chapter 11 of the Bankruptcy Act, Title 11 of the United States Code (the "Bankruptcy Code"). As part of these transactions, Lynx Ventures L.P. ("Lynx") provided one million United States dollars ($1,000,000) and Roy L. Furman ("Furman") provided three hundred thousand United States dollars ($300,000), to the Borrowers as debtors and debtors-in-possession in the cases pending under the Bankruptcy Code (the "Cases").

      The Borrowers have agreed to repay each lender under the DIP Loans on the earliest of (i) May 19, 2000; (ii) the effective date of a plan of reorganization or liquidation in the Cases or (iii) the date of substantial consummation of a plan or reorganization in the Cases. The Borrowers must pay interest monthly on the unpaid principal amount of the DIP Loan until that amount is paid in full at a rate equal to the prime commercial lending rate announced by The Chase Manhattan Bank plus two percent (2%). Upon the occurrence and continuance of any default in the payment of any principal, interest or costs, the DIP Loans will bear interest at an annual rate equal to the rate which is two percent (2%) in excess of the rate then borne by the DIP Loans. Such interest is payable on demand.

      The Borrowers must repay the unpaid principal amount of the DIP Loans, all accrued and unpaid interest thereon and reasonable costs upon (i) the funding of a subsequent debtor-in-possession facility in the Cases by an entity other than the director lenders under the DIP Loans and (ii) the sale of all assets securing the DIP Loans (the "Security").

In the event of a sale of less than all of the Security, the net proceeds of such sale are to be paid in respect of the DIP Loans on a PRO RATA basis.

      The Obligations are secured by security interests and mortgages in the Ford Center for the Performing Arts in New York City and the Ford Center for the Performing Arts in Chicago, Illinois (the "DIP Liens"). The DIP Liens are subordinate to senior security interests of record, if any. The DIP Liens are further subject to the actual existence of the property liens referred to in the agreements therefor, if any; and to post-default claims of (a) $300,000 for customary and usual professional fees, and (b) fees of the United States Trustee.

      On November 27, 1998, the Company announced its receipt of a commitment from a third party financier to provide debtor-in-possession financing ("Third Party DIP Financing") subject to a number of conditions, including pertinent approvals of the bankruptcy court. Under the terms of such commitment, up to $5.5 million of funds to be provided by the third party may be applied to repayment of the DIP Loans. To the extent such DIP Loans remain outstanding, they will be subordinated to the interests of the Third Party DIP Financing.

     A Form of DIP Commitment Letter, substantially the same as the DIP Commitment Letters executed between the Borrowers/Guarantors and each of Lynx and Furman on November 18, 1998, is attached as Exhibit 21.

Item 7.  Material to be filed as Exhibits.

      Item 7 is hereby amended to include the following:

Exhibit 21: Form of DIP Commitment Letter which is substantially the same as the DIP Commitment Letters executed between Borrowers and Guarantors and each of Lynx and Furman on November 18, 1998.

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

      IN WITNESS WHEREOF, each of the undersigned has executed this instrument as of the 30th day of November, 1998.

      LYNX VENTURES L.P.,
      LYNX VENTURES L.L.C.,
      THE OVITZ FAMILY LIMITED PARTNERSHIP,
      THE MICHAEL AND JUDY OVITZ REVOCABLE TRUST,
      MICHAEL S. OVITZ,
      ROY L. FURMAN
      pursuant to powers of attorney executed in favor of and granted and delivered to
      David R. Maisel, and
      DAVID R. MAISEL

      By:    David R. Maisel, on his own behalf and as attorney-in-fact for
      Lynx Ventures L.P., Lynx Ventures L.L.C., the Ovitz Family Limited Partnership, the Michael and Judy Ovitz Revocable Trust, Michael S. Ovitz and Roy L. Furman.

      By:    /s/ David R. Maisel
      Name:  David R. Maisel